

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2015

<u>Via E-mail</u>
Mr. Edwin B. Brewer, Jr.
Executive Vice President and Chief Financial Officer
Education Realty Trust, Inc.
999 South Shady Grove Road, Suite 600
Memphis Tennessee, 38120

> **Re: Education Realty Trust, Inc.**
> **Form 10-K**
> **Filed February 27, 2015**
> **File No. 001-32417**

Dear Mr. Brewer:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2014</u>

<u>Item 7. Management's discussion and analysis of financial condition and results of operations, page 34</u>

<u>Non-GAAP measures, page 56</u>

<u>Funds from operations (FFO), page 56</u>

1. We note that your calculation of FFO includes an adjustment for gain on insurance settlement. Please tell us whether management determined that this adjustment is in compliance with NAREIT's definition of FFO. Please tell us management's consideration for presenting an FFO, as an adjusted amount.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Peter McPhun, Staff Accountant, at 202-551-3581 or me at 202-551-3629 with any questions.

Sincerely,

/s/ Kevin Woody

Mr. Kevin Woody
Branch Chief